Exhibit 3.5

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

NATIONAL HEALTHCARE CORPORATION

National HealthCare Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

FIRST:  That the Board of Directors of the Corporation, in accordance with Section 242 of the DGCL, duly adopted resolutions approving a proposed amendment to the Certificate of Incorporation of the Corporation and calling for the submission of the proposed amendment to the stockholders of the Corporation for consideration thereof.

SECOND:  That thereafter, pursuant to resolutions of its Board of Directors, a meeting of the stockholders of the Corporation was duly called and held, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD:  That, pursuant to resolutions of its Board of Directors, the Certificate of Incorporation of the Corporation is hereby amended by deleting Section 4.1 of Article 4 thereof and replacing it with the following:

4.1  Authorized Capital.  The maximum number of shares of stock which the Corporation shall have the authority to issue is forty-five million (45,000,000) shares of Common Stock, having a par value of $.01 per share, which shares shall not be subject to any preemptive rights, and twenty-five million (25,000,000) shares of undesignated preferred stock having a par value of $.01 per share.

FOURTH:  That the foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its authorized officer, this 11th day of May, 2017.

National HealthCare Corporation

By: /s/ Michael Ussery

        Title: President

ATTEST:

By: /s/ John K. Lines

        John K. Lines

Title: Secretary